UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________

Commission File Number: 1-4018

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOVER CORPORATION RETIREMENT SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOVER CORPORATION
3005 Highland Parkway
Downers Grove, IL 60515
(630) 541-1540

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2013 and 2012

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Dover Corporation Retirement Savings Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits of the Dover Corporation Retirement Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 26, 2014

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(in thousands)

	At December 31,
	2013	2012
Assets:
Investments at fair value:
Dover Stock Fund	$342,347	$239,178
Mutual funds	653,150	341,337
Collective funds	209,565	385,500
Total investments	1,205,062	966,015

Receivables:
Participant contributions receivable	214	869
Employer contributions receivable	10,534	13,649
Notes receivable from participants	40,133	37,093
Total receivables	50,881	51,611

Total Assets	1,255,943	1,017,626

Liabilities:
Excess contributions payable	(121)	(42)

Net Assets Available for Benefits	$1,255,822	$1,017,584

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

For the Year Ended December 31, 2013
Additions:
Investment income:
Dividends	$13,061
Net appreciation in fair value of investments	241,843
Total investment income	254,904

Interest income on notes receivable from participants	1,264

Contributions:
Participant contributions	50,802
Employer contributions	26,513
Rollovers	5,031
Total contributions	82,346

Total additions	338,514

Deductions:
Distributions	(99,731)
Administrative expenses	(2,554)
Total deductions	(102,285)

Net increase in assets available for benefits prior to transfers	236,229

Net plan transfers (Note 7)	2,009

Net assets available for benefits:
Beginning of year	1,017,584
End of year	$1,255,822

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

1. Description of the Plan

The following description of the Dover Corporation Retirement Savings Plan (the “Plan”) provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries (“Dover”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The assets of the Plan that are invested in Dover stock are in a separate fund (“Dover Stock Fund”) which constitutes an "Employee Stock Ownership Plan" (an “ESOP”) under certain sections of the Internal Revenue Code ("IRC"). The Plan gives participants the option to receive dividends in cash with respect to the stock held in the Dover Stock Fund, which then allows Dover to deduct for Federal income tax purposes the dividends that are paid with respect to the stock in such Fund, regardless of whether participants actually receive the dividends in cash.

Wells Fargo Institutional Retirement and Trust is the trustee to the Plan. The Trustee has been granted authority by Dover's Benefits Committee (the “Plan Administrator”), appointed by the Compensation Committee of the Board of Directors, to purchase and sell securities.

Eligibility

Eligible employees of Dover subsidiary companies that have elected to participate in the Plan (“Employer”) may make pre-tax contributions to the Plan. Participating companies may make (i) matching contributions to the Plan, (ii) profit-sharing contributions to the Plan, or (iii) both matching and profit sharing contributions. Generally, all employees of participating companies who have reached age 18 are immediately eligible to participate in the Plan.

Automatic Enrollment

The Plan has an automatic enrollment feature for all employees (except for employee groups covered by collective bargaining agreements that have not authorized such feature). Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally opt-out of the Plan within 45 days (depending on the participating Employer) or elect to contribute at a higher or lower rate. Such participants receive an immediate company match (if their Employer has elected to make matching contributions), with the participant generally becoming fully vested in such matching contributions after attaining one year of service. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant's date of birth unless the participant elects other investments permitted under the Plan.

Contributions

Participant

Participant pre-tax deferrals from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation (“Participant Contribution”) from current taxable income by having such amount contributed to his or her account in the Plan. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Each participant has the right to roll over into the Plan certain distributions from other tax-qualified plans or appropriate individual retirement accounts. The amount contributed by a participant is subject to applicable IRC limits.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Employer

The Plan allows for both a fixed per-payroll matching contribution (“Basic Employer Matching Contribution”) and an additional annual year-end matching contribution (“Year-end Employer Matching Contribution”), together the “Employer Matching Contribution.” The Basic Employer Matching Contribution is typically a fixed percentage (e.g., 25%, 40%, 50%) on the first X% of a participant's compensation (e.g., 6%) that he or she contributes to the Plan, depending on the participating Employer. At the discretion of an Employer's senior management, an additional Year-end Employer Matching Contribution may be made to the Plan on behalf of contributing participants employed on the last day of the year. Basic and Year-end matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of each participant's compensation contributed to the Plan. Catch-up contributions are not matched under the Plan. Employer Matching Contributions may be made in the form of cash or Dover stock. Historically, Dover has only contributed cash to the Plan, which is then used to purchase the Dover stock credited to the participants' accounts.

Generally, in any Plan year in which a participant does not receive the maximum Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations), the Employer will make a “true-up” contribution (year-end reconciling Employer Matching Contribution). To be entitled to a true-up contribution, a participant must either be an active employee as of December 31 of the Plan year or his or her employment must have terminated during the Plan year due to death, permanent disability or retirement.

A participating Employer also may elect to make profit sharing contributions for a Plan year with respect to its employees who have satisfied the age and service requirements specified by such Employer. Such contributions are allocated in proportion to the compensation of participants who are employed by that Employer and are employees on the last day of the Plan year whether or not they have deferred any of their compensation into the Plan. Profit sharing contributions are invested consistent with participants' investment fund elections.

Vesting

Participants are fully vested immediately with respect to their own contributions. Employer Matching Contributions for all participants, plus earnings thereon, generally vest after the participant completes one year of service.

Except for those Employers whose employees' profit-sharing contribution accounts are immediately vested, a participant's profit-sharing account generally becomes fully vested after five years of service (or at a rate of 20% per year). A participant's matching contribution and profit-sharing account may also become fully vested upon the participant's attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Distributions and Forfeitures

A participant's vested account balance in the Plan is distributable following the participant's retirement, death or other termination of employment. Unvested amounts are forfeited and used to reduce future employer contributions. At December 31, 2013 and 2012, accumulated forfeited unvested amounts totaled $867 and $1,123, respectively. During 2013, $518 of forfeitures in the Plan were used to offset current year employer contributions.

Hardship withdrawals are permitted for any participants who are active employees and demonstrate a financial hardship which meets IRC regulations to be considered an “immediate and heavy financial need.” The hardship withdrawal amount is limited to the amount “necessary” to satisfy the financial need, plus income taxes that the participant is expected to incur on the amount of the withdrawal.

Distributions from the Plan are generally made in the form of single lump sum payments, although the Plan allows installment distribution payments in the case of fully vested terminated participants who have reached age 55. For distributions that include Dover stock, the participant may elect to receive whole shares of Dover stock “in-kind” and the remaining fractional share in cash.

A participant is entitled to 100% of his or her account balance upon retirement at or after age 65, death or disability.

Notes Receivable from Participants

A participant may borrow from his or her vested interest in the Plan, subject to applicable IRC regulations and certain restrictions imposed by the Plan. The notes receivable are secured by the balances in the participant's accounts. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2013 bear interest at rates between 3.25% and 10.25%. A participant may have up to two outstanding notes receivable at one time.

Allocation Provisions

Subject to the Plan's excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds, except that participants who are considered Dover “insiders” may complete transfers involving Dover stock only during designated window periods.

Participants are entitled to vote with respect to any Dover shares in their account in the Plan in the same manner as other Dover stockholders.

Administrative Expenses

Certain administrative expenses of the Plan related to the trustee, recordkeeping, legal and audit fees are paid by Dover and subsequently charged to the Plan. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments - Valuation

The Plan's investments are reported at fair value (see Note 4). Investments in common shares of Dover are valued at the closing market price on the last business day of the Plan year based on quotations from a national securities exchange. The fair value of investments in registered mutual funds are obtained from quoted prices on national securities exchanges. The fair value of investments in collective funds are based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers and recent transaction prices.

Investments - Transactions and Income Recognition

Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Fair Value of Other Financial Instruments

The carrying amount of the contribution receivables approximate fair value due to their short term maturities.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Interest income is recorded as earned.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, collective trust funds, and mutual funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

At December 31, 2013 and 2012, approximately 27.04% and 23.28%, respectively, of the Plan's assets were invested in Dover Corporation common stock.

Distributions to Participants

Distributions to participants are recorded in the Plan's financial statements when paid.

Excess Contributions

Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Plan Termination

Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of termination, participants will become 100% vested in their Plan accounts.

3. Investments

Dover periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals. During 2013, Dover made the following changes:

•	Replaced 5 existing target date funds with 12 new target date funds offered in 5-year increments

•	Replaced 6 other funds and consolidated investment options to make it easier for participants to select an investment mix

The Plan offered the following investment fund types during 2013 and 2012:

Dover Stock Fund:

•
The Dover Stock Fund invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This account holds shares of Dover common stock purchased through employee and employer contributions.

Mutual funds:

•
The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The Plan offers various types of mutual funds with varying levels of risk. Such funds invest in domestic common stock, international stock and bonds.

Collective funds:

•
The Wells Fargo/Thornburg International CIT Fund invests its total market value in stocks of international companies that fall within the market capitalization of the MSCI-ACWI ex U.S. The fund may invest in companies of any size, but primarily focuses on large and mid capitalization range of publicly traded companies. The fund seeks to identify value by investing in

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

a diversified portfolio of stocks classified as basic values consistent earners and emerging franchises. Wells Fargo determines the purchase price and redemption price of Units as of the close of each day Wells Fargo is open for business or any time Wells Fargo deems appropriate in its discretion. Redemption proceeds will generally be paid within one business day after receipt of the redemption request, and in all cases within six business days after such receipt. The Wells Fargo/Thornburg International CIT Class N25 Fund was exited by the Plan in 2013 and reinvested in the Wells Fargo/Thornburg International CIT Class N Fund.

•
The Income Fund invests in a portfolio consisting primarily of the RiverSource Trust Income Fund II. This Fund seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management. The Fund invests in a diversified pool of high quality bonds together with book value contracts and traditional insurance contracts, of varying maturity, size and yield. Units of participation can be redeemed on any business day at the daily unit value. The fund’s investment holdings are valued at the redemption value of the underlying fund.

•
The Manning & Napier Retirement Target CIT Funds (2010, 2020, 2030, 2040 & Target Income) adjust the investment allocation from a more aggressive mix at younger ages to an increasingly more conservative mix at older ages as the participant approaches his or her retirement date. The funds invest primarily in other collective investment trusts with similar investment objectives, which in turn invest in equity securities, debt and fixed income securities, treasury securities, and mutual funds and invests at varying portfolio allocations as appropriate to adjust over time to meet the changing risk and return objectives of investors over their expected investment horizon. Units of participation can be redeemed on any business day at the daily unit net asset value. These funds were exited by the Plan in 2013 and reinvested in the Vanguard target date mutual funds.

•
The Columbia Trust Large Cap Index Fund B (formerly the RiverSource Trust Equity Index Fund I (CTF)) invests primarily in the Columbia Trust Large Cap Index Fund and seeks to achieve the rate of return of the Standard & Poor's 500 Index. The fund invests in some or all of the companies upon which the Standard & Poor's 500 Index is based. Units of participation can be redeemed on any business day at the daily unit value. The fund's holdings are valued at the redemption value of the underlying fund. The fund's primary underlying assets include a diversified portfolio of common stocks across several industries such as oil, gas, and consumable fuels, pharmaceuticals, computers and peripherals, diversified financial services, and insurance services. This fund was exited by the Plan in 2013.

The fair value of investments that individually represent 5% or more of the Plan’s net assets available for benefits are noted in the following table:

	At December 31,
	2013	2012
Dover Stock Fund	$342,347	$239,178
Income Fund	142,207	135,662
Davis New York Venture Fund (Y)*	141,418	—
Vanguard Target Retirement 2030*	86,975	—
PIMCO Total Return Mutual Fund**	—	85,173
Neuberger Berman Genesis R6*	77,230	—
Vanguard Institutional Index I*	73,450	—
PIMCO Total Return Fund (Inst)*	70,008	—
Manning & Napier Retirement Target CIT Fund 2030**	—	67,840
Wells Fargo/Thornburg International CIT N*	67,358	—
Neuberger Berman Genesis Fund**	—	58,210
Columbia Trust Large Cap Index Fund B**	—	56,947
* These were new investments purchased by the Plan during 2013.
** The Plan exited these investments during 2013.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

For the Year Ended December 31, 2013
Dover Stock Fund	$110,549
Mutual funds	88,582
Collective funds	42,712
$241,843

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Mutual funds and Dover Stock Fund: These investments are public investment securities valued by obtaining quoted prices from nationally recognized securities exchanges.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Collective funds: These investments are public investment securities valued based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

There were no Level 3 investments held as of December 31, 2013 or 2012 or during 2013.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Below are the Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2013 and 2012:

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Dover Stock Fund	$342,347	$—	$—	$342,347
Mutual funds:				—
Intermediate-term Fixed Income	70,609	—	—	70,609
Large Cap Blend	308,061	—	—	308,061
Large Cap Growth	141,418	—	—	141,418
Mid Cap Growth	77,230	—	—	77,230
Mid Cap Blend	2,222	—	—	2,222
Mid Cap Value	15,685	—	—	15,685
Small Cap Growth	29,676	—	—	29,676
Small Cap Value	8,249	—	—	8,249
Collective funds:
Equities	—	67,358	—	67,358
Intermediate-term Fixed Income	—	142,207	—	142,207
Total Investments	$995,497	$209,565	$—	$1,205,062

As stated in Note 3, Dover made changes to its portfolio of investment options. In doing so, the Plan exited the Manning & Napier Retirement Target CIT and RiverSource Trust Equity Index collective funds in 2013 and reinvested in various mutual funds.

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Dover Stock Fund	$239,178	$—	$—	$239,178
Mutual funds:				—
Intermediate-term Fixed Income	85,173	—	—	85,173
Large Cap Blend	74,840	—	—	74,840
Large Cap Growth	89,632	—	—	89,632
Mid Cap Growth	58,210	—	—	58,210
Mid Cap Value	8,928	—	—	8,928
Small Cap Growth	18,755	—	—	18,755
Small Cap Value	5,799	—	—	5,799
Collective funds:				—
Equities	—	25,533	—	25,533
Intermediate-term Fixed Income	—	135,662	—	135,662
Lifestyle Fixed Income	—	16,825	—	16,825
Lifestyle Blend	—	47,361	—	47,361
Lifestyle Equity	—	103,172	—	103,172
Diversified Stock Fund	—	56,947	—	56,947
Total Investments	$580,515	$385,500	$—	$966,015

5. Related-Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Dover Corporation. Dover, as the Plan sponsor, is also a related party in accordance with Section 3.14 of ERISA. Certain Plan investments are shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Certain administrative functions are performed by employees of Dover. No such employee receives compensation from the Plan. Other expenses relating to the Plan, including legal and consulting services, are paid directly by Dover. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

At December 31, 2013 and 2012, the Plan held 3,518 and 3,604 shares of employer stock, respectively. Dividends received by the Plan on these shares totaled $5,140 for the year ended December 31, 2013. These transactions also qualify as party-in-interest transactions.

6. Income Tax Status

The Plan obtained its latest determination letter on June 7, 2013, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects with the exception of the transactions noted in Note 8. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. Transfers In

On November 5, 2013, assets amounting to $2,009 were transferred into the Plan as a result of the merger of the Power Soak Systems, Inc. 401(k) Profit Sharing Plan. Employees of Power Soak Systems, Inc. began participating in the Plan effective April 1, 2013.

8. Nonexempt Transactions

As reported on the supplemental schedule of delinquent participant contributions, certain Plan contributions were not remitted to the Plan within the time frame specified by 29 CFR 2510-3-102 of the Department of Labor’s Rules and Regulations for reporting under ERISA, thus constituting nonexempt transactions between the Plan and Dover for the year ended December 31, 2013. The transactions that were corrected within the year included deposits of applicable interest.

9. Subsequent Events

On January 14, 2014, assets amounting to $101,089 were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set up for those participants, as of January 1, 2014, who were part of the spin-off of certain communication technologies businesses into a standalone, publicly traded company named Knowles Corporation. On February 28, 2014, Dover completed the distribution of Knowles to its stockholders. The transaction was completed through the pro rata distribution of 100% of the common stock of Knowles to Dover's shareholders of record as of the close of business on February 19, 2014. Each Dover shareholder received one share of Knowles common stock for every two shares of Dover common stock held as of the record date. As a result of the distribution of shares, the Plan assets after February 28, 2014 include Knowles common stock. Participants that hold the Knowles common stock are required to liquidate the stock within the Plan prior to July 15, 2015.

On January 29, 2014, assets amounting to $23,375 were transferred into the Plan as a result of the merger of the Anthony International 401(k) Savings Plan. Employees of Anthony International began participating in the Plan effective January 1, 2014.

On January 30, 2014, assets amounting to $411 were transferred into the Plan as a result of the merger of the Curotto-Can Inc. 401k Profit Sharing Plan Trust. Employees of Curotto-Can Inc. began participating in the Plan effective January 1, 2014.

On February 3, 2014, assets amounting to $2,583 were transferred into the Plan as a result of the merger of the Maag Pump Systems Savings Plan. Employees of Maag Pump Systems began began participating in the Plan effective January 1, 2014.

On February 5, 2014, assets amounting to $401 and $10,944 were transferred into the Plan as a result of the mergers of the SPIRIT Global Energy Solutions 401(k) Plan (Spirit) and the Production Control Services, Inc. 401(k) Profit Sharing Plan (Production Control), respectively. Employees of Spirit and Production Control began participating in the Plan effective January 1, 2014.

EIN# 53-0257888
Plan# 030

Dover Corporation Retirement Savings Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2013
(in thousands)

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2012		$2	*
2013		$109

* Delinquent participant contributions relating to 2012 but identified and corrected in 2013.

EIN# 53-0257888
Plan# 030

Dover Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2013
(in thousands)

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lender, etc.	Description of Investment	Fair Value
	Dover Stock Fund:
*	Dover Corporation	Dover Stock Fund	$342,347

	Mutual funds:
	Artisan	Mid Cap Value Fund	15,685
	Davis Funds	New York Venture Fund	141,418
	Hartford Mutual Funds	Small Company HLS Fund	29,676
	Neuberger Berman	Genesis Fund	77,230
	Northern Funds	Small Cap Value Fund	8,248
	PIMCO Funds	Total Return Fund	70,008
	Vanguard	Total Bond Market Index	601
	Vanguard	Target Retirement Income	18,421
	Vanguard	Target Retirement 2010	18,620
	Vanguard	Target Retirement 2015	4,272
	Vanguard	Target Retirement 2020	42,346
	Vanguard	Target Retirement 2025	7,456
	Vanguard	Target Retirement 2030	86,975
	Vanguard	Target Retirement 2035	3,914
	Vanguard	Target Retirement 2040	46,846
	Vanguard	Target Retirement 2045	1,770
	Vanguard	Target Retirement 2050	1,011
	Vanguard	Target Retirement 2055	465
	Vanguard	Target Retirement 2060	483
	Vanguard	Extended Market Index	2,222
	Vanguard	Institutional Index	73,450
	Vanguard	Total International Stock Index	2,033

	Collective funds:
*	RiverSource Trust	Income Fund	142,207
*	Wells Fargo	Wells Fargo/Thornburg CIT Fund	67,358

	Notes receivable from participants:
*	Plan participants	Interest rates from 3.25% - 10.25%
		Maturities through 2043	40,133
	Total investments at fair value		$1,245,195

Column (d) omitted as cost information is not required for participant-directed assets.

* Denotes party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

Dated:	June 26, 2014	/s/ Jay L. Kloosterboer
Jay L. Kloosterboer
Senior Vice President, Human Resources and Chairman of the Benefits Committee
(Plan Administrator)

EXHIBIT INDEX

23.1	Consent of Crowe Horwath LLP